UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2017 eighth ordinary meeting (the “Meeting”) of the board of directors (the “Board”) was held at Shanghai International Airport Hotel (上海國際機場賓館) on 22 December 2017.

Mr. Liu Shaoyong, the chairman of the Company, Mr. Gu Jiadan and Mr. Tian Liuwen, being directors of the Company (the “Directors”); and Mr. Ma Weihua and Mr. Shao Ruiqing, being independent non-executive Directors, were present at the Meeting. Mr. Ma Xulun, the vice chairman of the Company, Mr. Li Yangmin, Mr. Xu Zhao and Mr. Tang Bing, being Directors, and Mr. Li Ruoshan and Mr. Cai Hongping, being independent non-executive Directors, participated in the Meeting by way of telecommunications. Mr. Xi Sheng, the chairman of the supervisory committee of the Company, Mr. Hu Jidong and Mr. Jia Shaojun, being supervisors of the Company, Mr. Wong Hong, being an observer on the Board, and senior management of the Company attended the Meeting as observers.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE PROVISION BY THE COMPANY OF GUARANTEE TO SOME OF ITS WHOLLY-OWNED SUBSIDIARIES OR THEIR RESPECTIVE WHOLLY- OWNED SUBSIDIARIES.

For details, please refer to the announcement published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 22 December 2017 by the Company, and the announcement published on the website of Hong Kong Stock Exchange on 22 December 2017 by the Company.

II.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE CONTINUING CONNECTED TRANSACTION WITH AIR FRANCE-KLM FOR THE PERIOD FROM 2017 TO 2019.

Agreed to the entering of the continuing connected transaction between the Company and AIR FRANCE-KLM for the period from 2017 to 2019. The respective maximum amount of revenue to be received by the Company from the provision of combined transportation and supporting services related to air transportation to AIR FRANCE- KLM for the three years from 2017 to 2019 is RMB830 million, RMB1,005 million and RMB1,230 million, respectively; and the respective maximum amount of expenses to be paid by the Company for the provision of combined transportation and supporting services related to air transportation by AIR FRANCE-KLM for the three years from 2017 to 2019 is RMB550 million, RMB850 million and RMB1,200 million, respectively. The president of the Company shall be authorized to take charge of the detailed implementation thereof.

As this is a resolution on connected transaction, Mr. Tang Bing, being a connected Director, abstained from voting on this resolution.

The independent non-executive Directors present at the Meeting considered that: this resolution on connected transaction is on normal commercial terms; it is in the interests of the Company and its shareholders as a whole and is fair and reasonable to the shareholders of the Company.

For details, please refer to the announcement published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 22 December 2017 by the Company, and the announcement published on the website of Hong Kong Stock Exchange on 22 December 2017 by the Company.

III.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE SIGNING OF THE 2018–2019 FRAMEWORK LEASE AGREEMENT WITH CES LEASING IN RELATION TO THE OPERATING LEASE OF AIRCRAFT AND AIRCRAFT ENGINES.

1.	Agreed to the signing by the Company and CES International Financial Leasing Corporation Limited (“ CES Leasing ”) of the 2018–2019 framework lease agreement in relation to the operating lease of aircraft and aircraft engines (the “Framework Lease Agreement”). The cap for the total rental in respect of the operating lease of the aircraft and aircraft engines under the newly-signed aircraft and engines operating lease agreements to be entered into between the Company and CES Leasing in 2018 and 2019 shall be RMB8 billion and RMB8 billion, respectively, and the cap for annual rental shall be RMB0.7 billion and RMB1.4 billion respectively;

2.	Agreed that the resolution shall be submitted to the shareholders of the Company at the forthcoming general meeting for consideration and approval;

3.	Agreed that the Company shall authorize Mr. Tang Bing, a Director and vice president of the Company, to sign the Framework Lease Agreement;

4.	The president of the Company shall be authorized to take charge of the detailed implementation thereof.

As this is a resolution on connected transaction, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being connected Directors, abstained from voting on this resolution.

The independent non-executive Directors present at the Meeting considered that: this resolution on connected transaction is on normal commercial terms; it is in the interests of the Company and its shareholders as a whole and is fair and reasonable to the shareholders of the Company.

For details, please refer to the announcement published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 22 December 2017 by the Company, and the announcement published on the website of Hong Kong Stock Exchange on 22 December 2017 by the Company.

IV.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING THE AMENDMENTS TO CERTAIN TERMS OF THE FIRST SUPPLEMENTAL AGREEMENT TO THE REORGANIZATION AND DIVISION AGREEMENT.

1.	Agreed to amend certain terms of the first supplemental agreement to the reorganization and division agreement and to authorize Mr. Wu Yongliang, a vice president and chief financial officer of the Company, to enter into the second supplemental agreement to the reorganization and division agreement, and to authorize the secretary to the Board to amend and complete the corresponding contents of the agreement based on the review comments to be given by the regulatory authorities;

2.	Agreed that the resolution shall be submitted to the forthcoming general meeting for consideration and approval.

As this is a resolution on connected transaction, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being connected Directors, abstained from voting on this resolution.

The independent non-executive Directors present at the Meeting considered that: this resolution on connected transaction is on normal commercial terms; it is in the interests of the Company and its shareholders as a whole and is fair and reasonable to the shareholders of the Company.

For details, please refer to the announcement published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 22 December 2017 by the Company, and the announcement published on the website of Hong Kong Stock Exchange on 22 December 2017 by the Company.

V.	CONSIDERED AND APPROVED THE RESOLUTION REGARDING CONVENING THE 2018 FIRST EXTRAORDINARY GENERAL MEETING OF THE COMPANY.

For details, please refer to the announcement published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 22 December 2017 by the Company, and the announcement published on the website of Hong Kong Stock Exchange on 22 December 2017 by the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
22 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).